SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

Commission File No. 1-14764

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION 401(k) SAVINGS PLAN

(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
Suite 200
1305 Walt Whitman Road
Melville, NY 11747-4302

Report of Independent Registered Public Accounting Firm

The Investment and Benefit Committee
Cablevision 401(k) Savings Plan (formerly
The Cablevision CHOICE 401(k) Savings Plan):

We have audited the accompanying statements of net assets available for benefits of Cablevision 401(k) Savings Plan (formerly the Cablevision CHOICE 401(k) Savings Plan) (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

KPMG LLP

Melville, New York
June 24, 2009

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Investments, at fair value:		
Registered investment company mutual funds	$ 321,713,153	461,330,386
Common/collective trust funds	115,585,951	65,191,606
Cablevision stock fund	45,529,550	73,011,625
Managed equity investment portfolio	—	2,115,180
Cash equivalents	1,372	438,543
Participant loans receivable	29,794,066	29,157,465
Total investments	512,624,092	631,244,805
Receivables:		
Employer contribution	261,973	353,909
Participant contributions	723,548	1,135,001
Dividend and interest receivables	5,666	262,889
Total receivables	991,187	1,751,799
Total assets	513,615,279	632,996,604
Liabilities:		
Due to broker for securities purchased	50,555	882,741
Excess employee contributions (Note 6)	623,666	—
Total liabilities	674,221	882,741
Net assets available for benefits at fair value	512,941,058	632,113,863
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,669,102	1,017,622
Net assets available for benefits	$ 521,610,160	633,131,485

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

		2008	2007
Additions:			
Additions to net assets attributed to:			
Investment (loss) income:			
Net depreciation in fair value of investments	$	(198,756,909)	(14,280,551)
Interest from participant loans		2,388,629	2,097,629
Interest and dividends from investments		15,311,677	33,519,186
		(181,056,603)	21,336,264
Contributions:			
Employer		18,060,828	15,908,767
Participant		56,455,847	53,955,326
Rollovers		3,239,776	3,016,139
		77,756,451	72,880,232
Total (deductions) additions		(103,300,152)	94,216,496
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants		33,121,719	42,083,835
Administrative expenses		316,362	78,757
Total deductions		33,438,081	42,162,592
Net (decrease) increase before transfers to the Plan		(136,738,233)	52,053,904
Transfers to the Plan (Note 1(d))		25,216,908	—
Net (decrease) increase after transfers to the Plan		(111,521,325)	52,053,904
Net assets available for benefits:			
Beginning of year		633,131,485	581,077,581
End of year	$	521,610,160	633,131,485

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)
Notes to Financial Statements
December 31, 2008 and 2007

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision 401(k) Savings Plan, (the Plan) provides only general information. The Plan was formerly called the Cablevision CHOICE 401(k) Savings Plan and was amended during 2008 to change its' name to the Cablevision 401(k) Savings Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, Inc. and certain subsidiaries and affiliated companies (Cablevision or the Company), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993 and has since been amended. The Plan generally covers full-time employees, however, certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Prior to July 1, 2008, investment assets of the Plan were maintained under a trust agreement with the Bank of New York Mellon Corporation (Mellon) and the Plan's recordkeeping administrative services were provided by ACS HR Solutions, LLC. All investment and participant loan transactions were executed by Mellon at the direction of and for the exclusive benefit of participants under the Plan.

On July 1, 2008, Cablevision transferred the maintenance of the Plan's investment assets (under a trust agreement) to Fidelity Management Trust Company (the Trustee) and the Plan's recordkeeping administrative services to Fidelity Employer Services Company LLC (collectively, Fidelity). All investment and participant loan transactions are executed by Fidelity at the direction of and for the exclusive benefit of participants under the Plan. In addition, the Plan changed investment options available to participants as of July 1, 2008.

(b) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments (described in Note 3) are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan's notice requirements and may elect to change the allocation of future contributions among the funds daily. A participant may elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions. Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

(c) Contributions

Eligible employees may, at their option, contribute up to 50% each year of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation into any of the available investment elections. Highly compensated employees may, at their option, contribute up to 25% of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation. Prior to July 1, 2008, the Plan provided that the Company was to make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan after the participant completed one year of service. Subsequent to July 1, 2008, matching contributions made by the Company begins with a participant's first contribution to the Plan. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $46,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

Effective July 1, 2008, the Plan was amended so that all newly hired or rehired full-time employees on or after July 1 would be automatically enrolled in the Plan at a 3% pre-tax contribution rate beginning with the first pay period 45 days after the employee's first day of employment (or rehire). These employees can elect to participate at a different rate or opt out of the Plan and their future contribution rates will be adjusted as soon as practicable although contributions already made to the Plan will not be refunded.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $5,000 for the plan years ended December 31, 2008 and 2007, respectively.

(d) Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the plan administrator and do not affect any other contributions made by or on behalf of a participant.

In July 2008, the Company and Tribune Company completed a series of transactions to form Newsday Holdings LLC and Newsday LLC, new limited liability companies that operate the Company's Newsday business. In December 2008, a portion of the assets in the amount of approximately $25,021,000 were transferred from the Tribune Company 401(k) Plan into the Plan and is included in "Transfers to the Plan" line within the statement of changes in net assets available for benefits. The remaining assets from the Tribune Company 401(k) Plan relating to Newsday employees of approximately $59,752,000 were transferred to the Plan in January 2009.

In addition, in December 2008, assets of approximately $196,000 relating to a legacy Clearview Cinemas 401(k) savings plan were transferred to the Plan and is also included in "Transfers to the Plan" line within the statement of changes in net assets available for benefits.

(e) Forfeited Accounts

Forfeitures are used to reduce employer contributions. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2008 and 2007 employer contributions were reduced by $295,305 and $1,238,783, respectively, from utilizing forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $255,354 and $167,253, respectively. The $255,354 will be used to reduce future employer contributions.

(f) Fund Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to January 1, 2008, the Company's matching contribution account (matching contributions plus earnings thereon), had vested 20% after one year of credited service and 20% annually thereafter, so that a participant was 100% vested after five years of credited service.

Effective January 1, 2008, for new employees, the Plan was amended so that the Company's matching contribution account will be 100% vested upon the completion of three years of service. Also effective January 1, 2008, existing employees hired prior to January 1, 2008 and not fully vested will have their Company's matching contribution account vesting adjusted so that after one year of service 20% of their matching contribution account becomes vested, after two years 40% of their matching contribution account becomes vested, and after three years 100% of their matching contribution account becomes vested.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account (IRA) or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the plan administrator, and in compliance with the Internal Revenue Code, of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will be suspended from making contributions to the Plan for six months.

(h) Due to Broker for Securities Purchased

This liability represents amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

(i) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(j) Related-Party Transactions and Administrative Fees

From January 1, 2007 through June 30, 2008, certain Plan investments were shares of mutual funds managed by Mellon. As Mellon was the trustee of the Plan through June 30, 2008, transactions involving these funds had represented party-in-interest transactions.

From July 1, 2008 through December 31, 2008, certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions.

Administrative, investment management and investment advisory fees of the Plan are paid from the assets of the Plan. Beginning in July 2008, participants are charged for a portion of the cost to administer the Plan including the recordkeeping, accounting, legal and trustee services and other administrative services, which are deducted automatically from the participant's account. Also, beginning in July 2008, participants are charged for certain transactions, such as the processing of a loan. These costs, as well as certain investment management and investment advisory fees paid from Plan assets in 2008 and 2007 amounted to $316,362 and $78,757, respectively. Certain other administrative and advisory fee expenses in 2008 and 2007 were paid by the Company.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair value at the end of the plan year. Shares of mutual funds are publicly traded and are valued at the net asset value of shares held by the Plan at year end. Common/collective trust funds are presented at fair value with the related adjustment amount from contract value disclosed in the Plan's statement of net assets available for benefits. Cablevision common stock is traded on a national securities exchange and is valued at the last reported sales price on the last trading day of the Plan year. Participant loans receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. During the year ended December 31, 2008, net depreciation in the fair value of the Plan's investments totaled $198,756,909 due to a significant amount of market volatility that was, in part, a result of a general decline in global market conditions. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan investments include a variety of investments that may indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(f) Accounting Pronouncements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). See Note 4 for the disclosures relating to the fair value measurements of Plan investments.

On April 9, 2009, the FASB issued FASP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FASP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for reporting periods ending after June 15, 2009, and, is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. The Company does not expect the adoption of FSP FAS 157-4 to have a material effect on the Plan's financial statements.

On January 1, 2007, the Plan adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how certain uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the plan's tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on Plan's financial statements. The Internal Revenue Service (IRS), the primary regulatory body of the Plan, generally has the ability to examine plan activity for up to three prior years.

(3) Investments

(a) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds.

The following mutual funds were available for participant contribution allocations at December 31, 2008:

Vanguard Institutional Index Fund Institutional Plus
Victory Diversified Stock Fund Class I Shares
Vanguard Mid-Cap Index Fund
Vanguard Strategic Equity Investment Fund – Investor Shares
PRU TARGET Small Capitalization Value Fund
Vanguard Small-Cap Index Fund
Spartan International Index Fund
PIMCO Total Return Fund

The following mutual funds were available for participant contribution allocations at December 31, 2007:

AIM Charter "A" Fund
American Balance Fund A
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund
PIMCO Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund A

In addition to the mutual funds listed above, a managed equity investment portfolio was utilized during 2007. The Managed equity investment portfolio at December 31, 2007 represented the Plan's interests in primarily equity securities managed by AllianceBernstein L.P.

(b) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision stock fund which consists primarily of investments in Cablevision NY Group Class A common stock. Beginning July 1, 2008, a participant's investment election for future contributions to this fund was limited to 10%. Also, effective July 1, 2008, participants are no longer permitted to transfer balances invested in other funds into this fund.

The Cablevision Stock Fund held 2,644,882 and 2,884,931 shares of Cablevision NY Group Class A common stock valued at quoted market value of $44,539,813 and $70,680,810, at December 31, 2008 and 2007, respectively. The Cablevision Stock Fund also held 989,737 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $989,737 and other receivables of $5,614 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2008. Also, at December 31, 2007, the Cablevision Stock Fund held 2,330,815 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value of $2,330,815.

(c) Common/Collective Trust Funds

The common/collective trust funds represent the Plan's investments in the Income Plus Fund, a sub-fund of the ABN AMRO Pooled Trust Fund for Employee Benefit Plans (Income Plus), and the AllianceBernstein International Style Blend Collective Trust.

The Income Plus fund primarily invests in a diversified portfolio of fully benefit-responsive Guaranteed Investment Contracts (GIC's), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. In a traditional GIC, the fund enters into a contract with an issuer (typically a bank or life insurance company, which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The value of the portfolio is not guaranteed.

Certain events may limit the ability of the Income Plus fund to transact at contract value with the issuer of the GICs. Withdrawals prompted by the Plan or by the Company, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be more or less than contract value. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to transact at contract value with participants, is probable.

The AllianceBernstein International Style Blend Collective Trust seeks long-term growth of capital through its indirect investments in equities of companies comprising the MSCI EAFE Index (Europe, Australia and the Far East), Canada and emerging markets countries.

Both common collective trusts discussed above are valued at the asset value per unit as determined by the respective collective trust fund as of the valuation date, which approximates fair value.

(d) Cash Equivalents

Cash equivalents represent monies maintained by the Trustee pending allocation to other investments or disbursement to participants for benefits. These monies are invested primarily in short-term money market instruments.

(e) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of another plan in January 2001. All loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2008 and 2007 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2022.

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2008 and 2007:

		2008
ABN AMRO Income Plus Fund (adjusted from fair value to contract value for fully-benefit responsive investment contracts)	$	100,389,585
Cablevision NY Group Class A Common Stock		44,539,813
PIMCO Total Return		51,561,760
Spartan International Index Fund - Investor Class		57,489,938
Vanguard Institutional Index Fund Institutional Plus		105,988,817
Vanguard Stategic Equity Investment Fund		28,684,397
Victory Diversified Stock Fund Class I Shares		57,654,947

		2007
Dreyfus Basic S&P 500 Stock Index Fund	$	169,699,996
Cablevision NY Group Class A Common Stock		70,680,810
ABN AMRO Income Plus Fund (adjusted from fair value to contract value for fully-benefit responsive investment contracts)		65,191,606
Dreyfus Appreciation Fund		40,795,030
American Balance Fund A		35,780,050
Franklin Small-Mid Cap Growth Fund		41,566,089
Washington Mutual Investors Fund A		45,293,469
Templeton Foreign Fund		40,302,011

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value, as follows:

		2008	2007
Registered investment company mutual funds	$	(165,888,333)	(4,183,100)
Managed equity investment portfolio		(283,577)	(56,675)
Cablevision stock fund		(18,387,069)	(10,042,206)
Common/collective trust funds		(14,197,930)	1,430
	$	(198,756,909)	(14,280,551)

(4) Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157 which defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

- Level I – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level II - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

- Level III – Assets or liabilities whose significant value drivers are unobservable.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

Investments at estimated fair value	Level I	Level II	Level III	Total
Common/collective trust funds	$ -	$115,585,951	$ -	$115,585,951
Registered investment company mutual funds	321,713,153	-	-	321,713,153
Cablevision stock fund	44,539,813	-	-	44,539,813
Cash equivalents	-	991,109	-	991,109
Participant loans receivable	-	-	29,794,066	29,794,066
Total investments measured at fair value	$366,252,966	$116,577,060	$29,794,066	$512,624,092

The Plan's valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets. The Plan's investment in common collective trust funds are valued based upon the quoted asset value of units owned by the Plan and although these funds are not traded on an active market, there is readily available observable market data to corroborate fair value. The valuation techniques used to measure the fair value of participant loans above which are secured by vested account balances of borrowing participants, were derived using inputs from unobservable market data. The participant loans are included at cost which approximates fair value, in the statements of net assets available for benefits at December 31, 2008.

The following table sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2008:

	Level III Assets
	Participant loans
Balance, beginning of year	$29,157,465
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	636,601
Balance, end of year	$29,794,066

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and in January 2008 the Company filed for a current determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(6) Excess Employee Contributions

In June 2009, excess employee contributions and the related earnings (losses) on these contributions for the 2008 Plan year in the amount of $623,666 were refunded to the affected participants.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

		2008	2007
Net assets available for benefits per the financial statements	$	521,610,160	633,131,485
Current year amounts allocated to withdrawing participants at December 31		—	(221,398)
Less contract value adjustment		(8,669,102)	(1,017,622)
Net assets available for benefits per the Form 5500	$	512,941,058	631,892,465

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

		2008	2007
Benefits paid to participants per the financial statements	$	33,121,719	42,083,835
Current year amounts allocated to withdrawing participants at December 31		—	221,398
Prior year amounts allocated to withdrawing participants at December 31		(221,398)	(351,027)
Benefits paid to participants per Form 5500	$	32,900,321	41,954,206

Amounts allocated to withdrawing participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

		2008	2007
Total investment income (loss) per the financial statements	$	(181,056,603)	21,336,264
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31		1,017,622	1,007,097
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31		(8,669,102)	(1,017,622)
Total investment income (loss) per the Form 5500	$	(188,708,083)	21,325,739

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Registered investment company mutual funds:			
	The Vanguard Group	Vanguard Institutional Index Fund Institutional Plus, 1,284,090 shares	$	105,988,817
	Victory Funds	Victory Diversified Stock Fund Class I Shares, 5,180,139 shares		57,654,947
	The Vanguard Group	Vanguard Mid-Cap Index Fund - Signal, 823,693 shares		13,912,177
	The Vanguard Group	Vanguard Strategic Equity Investment Fund - Investor Shares, 2,451,658 shares		28,684,397
	Prudential	PRU TARGET Small Capitalization Value Fund, 427,663 shares		5,739,232
	The Vanguard Group	Vanguard Small-Cap Index Fund - Signal, 37,079 shares		681,885
*	Fidelity Investments	Spartan International Index Fund - Investor Class, 2,149,960 shares		57,489,938
	PIMCO Funds	PIMCO Total Return, 5,084,986 shares		51,561,760
				321,713,153
	Cablevision stock fund:			
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 2,644,882 shares		44,539,813
*	Fidelity Investments	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 989,737 shares		989,737
				45,529,550
	Common/collective trust funds:			
	ABN AMRO Investment Trust Company	Income Plus Fund, 109,058,687 shares		100,389,585
	AllianceBernstein	International Style Blend Collective Trust, 2,733,159 shares		15,196,366
				115,585,951
	Cash equivalents:			
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 1,372 shares		1,372
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2022, at interest rates ranging from 5% to 10.5%		29,794,066
			$	512,624,092

* Represents a party in interest to the Plan.

See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION 401(k) SAVINGS PLAN
(formerly the CABLEVISION CHOICE 401(k) SAVINGS PLAN)

Date: June 24, 2009

By: Michael Butler
Chairman of the Cablevision
Investment and Benefits Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision 401(k) Savings Plan (formerly
the Cablevision CHOICE 401(k) Savings Plan):

We consent to the incorporation by reference in the registration statement (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report dated June 24, 2009 with respect to the statements of net assets available for benefits of the Cablevision 401(k) Savings Plan (formerly the Cablevision CHOICE 401(k) Savings Plan) (the Plan) as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 which report appears in the annual report on Form 11-K for the year ended December 31, 2008.

KPMG LLP

Melville, New York
June 24, 2009